Cloopen Announces Changes in Independent Directors

BEIJING, May 18, 2022 /PRNewswire/ -- Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”) today announced changes in independent directors of the Company.

The Company received a letter of resignation dated May 18, 2022 from Mr. Ching Chiu and a letter of resignation dated May 18, 2022 from Mr. Yunhao Liu, both notifying the Company of his resignation as an independent director of the Company and all his positions in the board of directors of the Company (the “Board”) and its relevant committees for personal reasons not resulting from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice, effective from May 18, 2022.

Mr. Adam J. Zhao agreed to be and was appointed as a new independent director to serve on the Board, effective May 18, 2022. Mr. Adam J. Zhao was also appointed to serve as the chairman and a member of the audit committee of the Board, a member of the compensation committee of the Board, a member of the nominating and corporate governance committee of the Board and the chairman and a member of the special committee of the Board.

Mr. Tim Yimin Liu agreed to be and was appointed as a successor independent director to serve on the Board, effective May 18, 2022. Mr. Tim Yimin Liu was also appointed to serve as a member of the audit committee of the Board, a member of the nominating and corporate governance committee of the Board and a member of the special committee of the Board.

Biographical information relating to Mr. Adam J. Zhao and Mr. Tim Yimin Liu is set out as follows.

Mr. Adam J. Zhao served as the chief financial officer and board secretary of PapayaMobile from January 2015 to February 2021. Prior to joining PapayaMobile, Mr. Zhao served as the chief financial officer and board secretary of Country Style Cooking Restaurant Chain Co., Ltd., a prior NYSE-listed company, from January 2012 to November 2014. Prior to that, Mr. Zhao served as a vice president of Ninetowns Internet Technology Group Company Limited, a prior Nasdaq-listed company, from August 2007 to December 2011. From 2004 to 2007, Mr. Zhao was the chief financial officer of Digital Media Group, which was acquired by VisionChina Media Inc., a prior Nasdaq-listed company. Mr. Zhao’s earlier experiences included portfolio management positions at New Hope Capital and serving as an investment director at a Hong Kong investment company. Mr. Zhao also served as an independent director of Jumei International Holding Limited, a prior NYSE-listed company, from 2015 to 2020, and an independent director of eLong, Inc, a prior Nasdaq-listed company, from 2015 to 2018. Mr. Zhao received his bachelor’s degree in economics from Beijing International Studies University in 1989 and his MBA from University of Illinois at Chicago in 2003.

Mr. Tim Yimin Liu has served as a partner at Global Law Office since July 2020. Before joining Global Law Office, Mr. Liu served as a partner of Beijing DHH Law Firm from May 2018 to June 2020. From September 2013 to May 2018, Mr. Liu served as an in-house legal counsel of the China subsidiary of Accenture plc (NYSE: ACN). Mr. Liu worked with Morrison & Foerster, Clifford Chance, Nixon Peabody and Mori Hamada & Matsumoto in his early years of legal practice. Mr. Liu received his bachelor’s degree in English Language and Literature from Sichuan International Studies University in 1999. Mr. Liu received his LL.B. degree in Chinese laws from Tsinghua University in 2002, his LL.M. degree in corporate laws from New York University School of Law in 2007. Mr. Liu went to Cheung Kong Graduate School of Business for MBA in Finance program in 2011.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). The Company’s mission is to enhance the daily communication experience and operational productivity for enterprises. The Company aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors, risks and uncertainties include, but not limited to the following: Cloopen’s goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to attract new customers or retain existing ones; its ability to continue developing solutions and the markets its solutions target; its ability to maintain collaborations with mobile network operators; its ability to enhance or upgrade its existing solutions and introduce new ones in a timely and cost-effective manner; its ability to maintain the compatibility of its solutions across devices, business systems and applications and physical infrastructure; relevant government policies and regulations relating to Cloopen’s corporate structure, business and industry, as well as the industries in which its customers operate; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

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